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                                                                     Exhibit 99j


                              [ZENITH LETTERHEAD]

                                 _______, 1998

Dear Zenith Security Holder:

     Enclosed are several documents related to the Company's planned financial and operational restructuring. I realize that the enclosed documents are lengthy. We urge you to read all the information carefully because our planned restructuring will have significant effects on the Company as a whole, and more importantly, on your investment in us. First, however, let me try to put the Company's restructuring plan into perspective for you in a summary fashion.

BACKGROUND OF THE RESTRUCTURING

     Historically, the Company's operations have included the design, development, manufacturing and marketing of video products (including color television sets and other consumer products) along with parts and accessories for such products. Unfortunately, the Company has for many years experienced and continues to experience, severe financial difficulties. It has incurred losses in all but one of the years since 1985. The Company projects that fiscal 1998 cash flows will be insufficient to meet all of its working capital requirements, scheduled cash debt service obligations and anticipated capital expenses. These financial results generally reflect price reductions in color television prices caused by strong competition and other unfavorable market conditions, as well as high operating costs and performance difficulties.

     In light of its persistent losses, the Company had implemented various programs and initiatives designed to lower costs and increase profits. These programs and initiatives were financed primarily by LG Electronics, Inc., which, together with an affiliate, owns approximately 56.5% of the Company's common stock. Despite these measures and the significant financial support provided by LGE Electronics, the Company has been unable to generate sufficient revenues to support its continued business operations in the absence of a significant operational and financial restructuring.

THE RESTRUCTURING PLAN

     In May 1998 the Company announced that it was developing a long-term restructuring plan designed to enhance the long-term viability of the Company by reducing production costs and concentrating on areas in which the Company believes it can operate profitably. Pursuant to the restructuring, the Company will become a sales, distribution and technology company, discontinue substantially all of its manufacturing operations and outsource substantially all components and products.

     The Company has concluded that it cannot implement the restructuring with its current capital structure. It has developed a financial restructuring plan designed to reduce the Company's total outstanding debt and annual interest payments. During 1998, the Company negotiated the terms of the restructuring with LG Electronics. The result of those negotiations is the transaction described in the enclosed documents. The Company is in discussions with a committee representing holders of the Company's 6 1/4% Subordinated Debentures due 2010. Essentially, the Company is offering holders of its subordinated debt the opportunity to exchange their existing securities for new senior subordinated debt securities in Zenith. Under the restructuring, holders of Common Stock and options for Common
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Stock will not receive any distribution, because there is not enough value remaining in the Company for a distribution to equityholders.

     The Company believes that the restructuring, as described, is the best alternative for achieving a capital structure for Zenith that is appropriate based on current industry conditions and the Company's financial projections. A Special Committee of the Company's Board of Directors which is composed of directors who are not officers or directors of LG Electronics or current officers of the Company has unanimously recommended the proposed restructuring to the Board of Directors. The Board of Directors has recommended that the holders of the subordinated debt and other impaired claims accept the restructuring.

HOW TO VOTE ON THE RESTRUCTURING

     As described in the enclosed documents, the Company is asking holders of its subordinated debt to accept the restructuring.

To accept the restructuring, a holder of subordinated debt should:
     (i) fill in the enclosed Ballot;
     (ii) indicate acceptance of the restructuring by checking the box entitled "Accepts the Prepackaged Plan";
     (iii) sign the Ballot; and
     (iv) return the Ballot to the Solicitation Agent by following the directions in the enclosed disclosure statement.

     If you hold subordinated debentures in "street name" through a brokerage firm, bank, trust company or other sources, return the Ballot to the nominee as promptly as possible so that the nominee may complete a Master Ballot that will summarize your vote as well as others who hold subordinated debt through it.

     If you are a holder of subordinated debt and wish to reject the restructuring, follow the same instructions, but check the box entitled "Rejects the Prepackaged Plan."

     All holders of Common Stock of the Company are automatically deemed to reject the restructuring and do not file a Ballot.

FINALIZING THE RESTRUCTURING

     Once the voting period has ended, the Company will determine, based on the results of the voting, whether it can finalize the restructuring. If a majority of the numbers of holders of subordinated debt who vote accept the restructuring, and they hold 66-2/3% of the dollar amount of subordinated debt of the holders who voted, each subordinated debt holder will be deemed to have accepted the restructuring.

     If the Company has received enough votes in favor of the restructuring, the Company will consummate its restructuring plan. IF THE COMPANY DOES NOT RECEIVE ENOUGH VOTES TO ACCEPT THE RESTRUCTURING FROM HOLDERS OF THE SUBORDINATED DEBT, THE COMPANY INTENDS TO SEEK THE APPROVAL OF THE BANKRUPTCY COURT TO CARRY OUT THE RESTRUCTURING WITHOUT APPROVAL OF BONDHOLDERS. IF THE COURT GRANTS THE COMPANY'S REQUEST, HOLDERS OF SUBORDINATED DEBT WILL RECEIVE NO DISTRIBUTION AND RETAIN NO PROPERTY UNDER THE RESTRUCTURING.
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ALTERNATIVES TO RESTRUCTURING

     If the Company does not receive the approval of its creditors to finalize the restructuring and the Bankruptcy Court does not permit the Company to carry out the restructuring without such approval, the Company will be forced to consider some unattractive alternatives, including a liquidation of its assets or development of an alternative restructuring plan. The Company believes that the current restructuring will minimize the disruption to its business and ultimately results in a larger distribution for its creditors than would occur in its other alternatives.

IN CONCLUSION

     Again, you are urged to read all the enclosed documents carefully and to follow the instructions for participating in the restructuring before the expiration date on _________________.

     We believe the restructuring provides the best alternative for creating a capital structure that is appropriate given the Company's operational capabilities. We are nearing the end of a very lengthy process that is the most likely of the alternatives to result in a stronger and well-positioned Company with manageable debt obligations. As we work toward completing the restructuring, we thank you for your continued support.

                         Sincerely,


                         JEFFREY P. GANNON
                         President and Chief Executive Officer